UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuclear Management Company, LLC
NMC Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Financial Statements	Page(s)

NMC Savings and Retirement Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5	-	11

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	12
Schedule H – Line 4(j) – Schedule of Reportable Transactions	13

Signatures	14

Exhibits
23.1 – Consent of Independent Registered Public Accounting Firm

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Xcel Energy Inc. and
Participants of Nuclear Management Company, LLC
NMC Savings and Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
June 27, 2014

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2013	Dec. 31, 2012
Assets:
Cash (Note 3)	$—	$81,770,553

Investments at fair value:
General investments (Note 6)	133,236,693	41,451,386
Value of interest in Master Trust (Note 4)	522,235	—
Total value of investments	133,758,928	41,451,386

Receivables:
Xcel Energy contributions	1,021,933	812,047
Participant contributions	—	77,453
Notes receivable from participants (Note 2)	709,289	752,410
Total receivables	1,731,222	1,641,910
Total assets	135,490,150	124,863,849

Liabilities:
Payables for securities purchased	(245,403)	—
Total liabilities	(245,403)	—

Net assets available for benefits, at fair value	135,244,747	124,863,849

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	—	(676,616)
Net assets available for benefits	$135,244,747	$124,187,233

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2013	2012
Contributions:
Xcel Energy	$2,160,385	$1,763,026
Participant	2,585,391	2,288,408
Rollover	29,428	46,809
Total contributions	4,775,204	4,098,243

Investment income:
Plan interest in income from Master Trust (Note 4)	19,945	—
Interest and dividend income	2,017,177	1,925,393
Fee income (Note 2)	—	106,541
Net appreciation in contract value of guaranteed income contract	216,974	419,120
Net appreciation in fair value of interest in registered investment companies, collective trusts, and VGI Brokerage Option	19,724,132	11,934,390
Total investment income and contributions	26,753,432	18,483,687

Interest on notes receivable from participants	28,560	28,657

Benefits paid to participants	15,710,669	12,176,040
Fee expense (Note 2)	—	106,541
Administrative expenses (Note 1)	13,809	1,800

Net increase in net assets available for benefits	11,057,514	6,227,963

Net assets available for benefits at beginning of year	124,187,233	117,959,270
Net assets available for benefits at end of year	$135,244,747	$124,187,233

The accompanying notes are an integral part of the financial statements.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

The following is not a comprehensive description of the Nuclear Management Company, LLC NMC Savings and Retirement Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan.  Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s information.

General — The Plan is a defined contribution employee benefit plan providing benefits to former eligible employees of Nuclear Management Company, LLC (NMC) that are now employees or retirees of a participating subsidiary of Xcel Energy Inc. (Xcel Energy or the Company).

NMC was initially formed by Xcel Energy Inc., Wisconsin Energy Corporation, and Wisconsin Public Service Corporation, with Alliant Energy Corporation becoming an equal partner in November 1999 and Consumers Energy Company becoming an equal partner in January 2001.  NMC was formed to improve operational performance and sustain safety and reliability levels at its members’ six nuclear plant sites. All partners noted above, with the exception of Xcel Energy Inc., withdrew during 2005 through 2007 and are referred to as former asset owners.

The Plan is subdivided into two main sections: the Savings Plan, which includes the Company match, employee Roth, pre-tax and pre-tax catch-up contributions; and the Retirement Plan which includes the NMC Retirement Contribution and the NMC Money Purchase Pension Plan Transfer Account.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective Jan. 1, 2013, the Xcel Energy Inc. Master Trust (Master Trust) was created to hold the investments in Xcel Energy common stock for certain Xcel Energy employee benefit plans, including the Plan.

Plan and Trust Management — The Plan was administered by The Vanguard Group, Inc. (Vanguard) and Vanguard Fiduciary Trust Company (VFTC) served as trustee for the year ended Dec. 31, 2013.  The trustee is responsible for holding the investment assets of the Plan, executing investment transactions, and making distributions to former participants.

The Plan was amended effective Jan. 1, 2013 to change its trustee from Wells Fargo Bank, N.A. (Wells Fargo) to VFTC.  See Note 3 for additional discussion.  The amendment also allows Plan participants the option to invest in Xcel Energy common stock and other publicly traded stocks and/or bonds.  Accordingly, the Company filed Form S-8 with the Securities and Exchange Commission on Dec. 21, 2012 to register future stock issuances to the Plan. Plan assets invested in Xcel Energy common stock are held in the Master Trust. See Note 4 for further discussion. Approximately 18,506 shares of Xcel Energy common stock were included in the Plan's value of interest in the Master Trust at Dec. 31, 2013.  No Xcel Energy common stock was included in the Plan assets at Dec. 31, 2012.

Eligibility — Each employee, who is part of a bargaining unit and whose collective bargaining agreement allows for participation in this plan shall be eligible for participation in the Plan on the first day of employment.  This excludes temporary summer help and student employees who perform services during the summer or semester breaks or as training in connection with an approved course of study.

Former asset owner employees who elected to continue accruing benefits under the asset owner qualified defined benefit pension plan in lieu of the NMC Money Purchase Retirement Plan are not eligible to participate in the merged NMC Retirement Contribution portion of the Plan.  Former asset owners are those parties in interest, detailed above.

Effective Jan. 1, 2008, the Plan was amended to no longer permit non-bargaining nuclear operations employees to contribute to the Plan.  Effective Aug. 1, 2009, certain collective bargaining agreements excluded their respective bargaining nuclear operations employees from participation in the Plan.

Benefits and Vesting — Participants in the Savings Plan are immediately vested in their contributions and the Company’s contribution plus actual earnings thereon. Upon termination of service with the Company or determination of permanent disability, a participant (or in the case of death, the participant’s beneficiary) will receive the amount of the participant’s account by a lump-sum cash payment, direct rollover, or periodic installments of a specific dollar amount. Distributions from the Master Trust may be made in the form of Xcel Energy common stock or cash based upon the election of the participant.

Participants are 100 percent vested in the Retirement Plan contributions made by the Company on or after attaining age 65, death, total and permanent disability, or after three years of vesting service.  The Retirement Plan offers distributions of vested amounts as a single lump sum or an annuity. The normal form of benefit for the Retirement Plan is a joint and survivor annuity for a married participant and a single life annuity for a nonmarried participant.

Contributions — For the Savings Plan, participants may elect to contribute up to 50 percent of their eligible earnings as a combination of pre-tax and Roth (after-tax) contributions, up to the annual Internal Revenue Service (IRS) determined maximum. For both the pre-tax or Roth contributions, or a combination of the two, the Plan allows for a discretionary matching contribution equal to 100 percent of the participant’s first 3 percent of eligible compensation for the Plan year and 50 percent of such portion of the participant’s contributions that exceeds 3 percent, but does not exceed 5 percent.  For the Retirement Plan, the Company made an annual discretionary contribution equal to 5 percent of the employee’s eligible earnings as of Dec. 31, 2013 in January 2014.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s annual retirement contribution, and allocations of Plan earnings or losses.  Allocations are based on the number of participant shares that make up participant account balances.

Forfeited Amounts — For the years ended Dec. 31 2013 and 2012, the Company used $22,844 and $30,000, respectively, of forfeitures in the Retirement Plan to reduce employer contributions.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, each participant is 100 percent vested and will receive the balance of his or her account.

Administrative Expenses — Certain trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable. The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee, and annual loan maintenance fee are paid by the participant. All other fees related to operation of the Plan are paid by the Company. Effective Oct. 1, 2013, Vanguard lowered the expense ratio on investment assets and included a fixed administration fee, resulting in overall lower expenses within the Plan. The expense ratio reduces investment appreciation, whereas the administration fee is included in administrative expenses.

Dividends — Cash dividends paid on shares held in the Master Trust are automatically reinvested in Xcel Energy common stock unless the participant elects to receive them as a taxable cash distribution. The dividend receivable is included with the value of interest in Master Trust at Dec. 31, 2013.

Notes Receivable from Participants — Participants may borrow from non-Roth after-tax and pre-tax contributions and earnings in their Savings Plan fund accounts any amount greater than $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are based on the prime rate plus 1 percent as of the first business day of the month in which each loan is approved, and stays in effect until the loan is repaid.  Interest rates at Dec. 31, 2013 were 4.25 percent, with maturity dates through November 2023.  Principal and interest are paid ratably through payroll deductions and are credited to each participant's account as paid. General purpose loans must be repaid within a five year period, and loans for the purchase of a principal residence have a maximum repayment period of 20 years. Participants may not borrow from their Retirement Plan fund accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options which in general are exposed to various risk factors, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment options, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Fair Value Measurements — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values of mutual funds, bond funds, and Xcel Energy common stock are based on quoted market prices. The fair values of money market funds are based on quoted net asset value.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities. Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Common collective trusts consist of investments in the retirement target date trusts, which have been assigned as Level 2, are valued at the underlying investments' net asset values at the close of the day multiplied by the number of shares in the fund. These assets do not have any unfunded commitments at Dec. 31, 2013, and there are no restrictions on redemption.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Investments — As of Dec. 31, 2013, the Plan’s net assets were invested in a money market fund, various mutual funds, collective trusts, the Master Trust, and VGI Brokerage Option investments. Each participant elects the percentage of his or her account balance to be invested in each investment option.  Investment income includes interest and dividends.  Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Total investment income is allocated to each fund based on the number of units in each fund.

Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts — In December 2005, the Financial Accounting Standards Board (FASB) issued guidance which requires that fully benefit-responsive investment contracts held by defined contribution plans be reported at fair value. However, the guidance states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.  As required by the guidance, the Statement of Net Assets Available for Benefits as of Dec. 31, 2012 presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

During 2012 and 2013, the Plan invested in a common collective trust, the Wells Fargo Stable Value Fund N15, which owned fully benefit-responsive investment contracts.  On Sept. 30, 2013, all investments in the Wells Fargo Stable Return Fund N15 were transferred to other funds and the account was closed.  The Plan had historically reflected the Wells Fargo Stable Value Fund N15 at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $(676,616) as of Dec. 31, 2012, in the accompanying Statements of Net Assets Available for Benefits. No adjustment was made as of Dec. 31, 2013 due to the closing of this account during 2013.

Payment of Benefits — Benefit payments are recorded upon distribution.

Fee Income and Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document or Service Agreement. In 2012, the investment funds paid 12b-1 and agency fees to the Plan's former Trustee, Wells Fargo. Fee income from the investment funds to the Plan totaling $106,541 in 2012 was paid to the Trustee and, as a result, the Plan recognized fee income and fee expense in the Statement of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2012. In 2013, no 12b-1 or agency fees were paid to the Plan's current Trustee, VFTC.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (IRC) limits.

3.    PLAN AMENDMENT

Effective Jan. 1, 2013, the Plan changed its trustee from Wells Fargo to VFTC. The process of transferring plan assets held at Wells Fargo to Vanguard occurred over the period Dec. 31, 2012 through Jan. 11, 2013. On Dec. 31, 2012, the majority of the funds that were not previously managed by Vanguard were sold, resulting in a cash balance of $81,770,553. These funds were subsequently transferred to comparable funds offered by Vanguard in January 2013. Mutual funds that were already managed by Vanguard were transferred directly to the new trustee. This conversion triggered a blackout period beginning Dec. 24, 2012 and continued through Jan. 11, 2013, during which time participants were not able to transfer amounts between funds, request contribution allocations or request distributions. Contributions made during the blackout period were deposited and held in an income fund with Vanguard. At the end of the blackout period, all funds were transferred to their respective investments with the new trustee, and all earnings received during the blackout period were applied to individual participant accounts.

4.    INTEREST IN MASTER TRUST

The value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the Master trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The net change in value from participation in the Master Trust is reported as one line item in the accompanying Statements of Changes in Net Assets Available for Benefits and the Plan’s interest in the Master Trust is reported as a single line item in the accompanying Statements of Net Assets Available for Benefits.

The Plan’s value of interest in the Master Trust was 0.15 percent at Dec. 31, 2013, and the Plan's interest in income from the Master Trust was 0.06 percent for the year ended Dec. 31, 2013. The Plan has an undivided interest in each security in the Master Trust.

The net assets of the Master Trust as of Dec. 31, 2013 are summarized below:

2013
Investment at fair value:
Xcel Energy common stock	$354,077,914

Value of interest in Master Trust	$522,235

Master Trust income for the year ended Dec. 31, 2013 is as follows:

2013
Total interest, dividend, and other income	$14,664,362
Realized and unrealized gain in Xcel Energy common stock	17,048,387
Total Master Trust net gain	$31,712,749

Plan's interest in income from Master Trust	$19,945

5.    FEDERAL INCOME TAX STATUS

The IRS has determined that the Plan was designed in accordance with applicable IRC requirements by a letter dated Sept. 21, 2011. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan's management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The statute of limitations applicable to the Plan’s 2010 federal tax return expires in October 2014.

6.    FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value is established by this guidance. The three levels in the hierarchy are as follows:

Level 1 — Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs. In 2013, the retirement target date funds, which included investments that were actively traded on an exchange, were replaced by alternative retirement target date trusts. These investments are collective trusts which are not actively traded on an exchange.

Level 3 — Significant inputs to pricing have little or no observability as of the reporting date. The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
U.S. Equities	$70,578,529	$—	$—	$70,578,529
International Equities	10,583,493	—	—	10,583,493
Fixed Income	13,159,918	—	—	13,159,918
Balanced Stock and Fixed Income Funds	1,592,423	—	—	1,592,423
Collective Trusts:
Retirement Target Date Trusts	—	18,113,977	—	18,113,977
VGI Brokerage Option:
Equity Securities	586,682	—	—	586,682
Mutual Funds	1,245,948	—	—	1,245,948
Money Market Funds	17,375,723	—	—	17,375,723
Plan's Interest in Master Trust (Note 4):
Xcel Energy Common Stock	522,235	—	—	522,235
Total	$115,644,951	$18,113,977	$—	$133,758,928

	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total

Cash	$81,770,553	$—	$—	$81,770,553
Mutual Fund — U.S. Equities	17,267,734	—	—	17,267,734
Bond Fund	180,121	—	—	180,121
Guaranteed Income Contract	—	24,003,531	—	24,003,531
Total	$99,218,408	$24,003,531	$—	$123,221,939

For the years ended Dec. 31, 2013 and 2012, there were no significant transfers in or out of Levels 1 or 2.

7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan's investments include shares of Xcel Energy common stock.  On the Statement of Net Assets Available for Benefits, the value of interest in Master Trust includes dividends declared and payable to the Plan of $5,182 at Dec. 31, 2013. No dividends receivable were included in Plan assets at Dec. 31, 2012.

The Plan also invests in shares of mutual funds and collective trusts managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $13,809 for the year ended Dec. 31, 2013.

8.    INVESTMENTS

The following investments represented 5 percent or more of the Plan’s net assets available for benefits as of Dec. 31, 2013 and 2012:

	2013		2012
Vanguard Institutional Index Fund Plus Shares	$44,554,268		$—	*
Vanguard Prime Money Market Fund Institutional Shares	17,375,723		—	*
Vanguard Small-Cap Index Fund Signal Shares	16,795,932		—	*
PIMCO Total Return Fund: Institutional Class	12,160,440		—	*
Vanguard Developed Markets Index Fund Admiral	10,285,764		—	*
Vanguard Mid-Cap Index Fund: Institutional Plus Shares	6,755,537		—	*
Wells Fargo Stable Return Fund N15	—	*	24,003,531
Vanguard 500 Index Fund Signal Shares	—	*	8,797,945

*  The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2013	2012
Mutual Funds:
U.S. Equities	$16,627,000	$8,254,655
International Equities	1,398,725	1,469,703
Fixed Income	(182,269)	—
Retirement Target Date Funds	—	1,034,248
Balanced Stock and Fixed Income	35,935	391,238
VGI Brokerage Option	(9,197)	—
Collective Trusts:
Retirement Target Date Trusts	2,374,538	—
Bond Fund	(520,600)	784,546
Net appreciation in contract and fair value of investments	$19,724,132	$11,934,390
Plan's Interest in Master Trust (Note 4):
Xcel Energy Common Stock	$2,593	$—
Guaranteed Income Contract	216,974	419,120

The Plan's interest in income from the Master Trust of $19,945 includes interest and dividend income of $17,352 and appreciation of $2,593 for the year ended Dec. 31, 2013.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per the Form 5500 as of Dec. 31, 2013 and 2012, and a reconciliation of the increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the years ended Dec. 31, 2013 and 2012:

	Dec. 31, 2013	Dec. 31, 2012
Net assets available for benefits per the financial statements	$135,244,747	$124,187,233
Deemed distributions of participant loans	(62,175)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	676,616
Net assets per the Form 5500	$135,182,572	$124,863,849

	Year Ended Dec. 31
	2013	2012
Increase in net assets available for benefits per the financial statements	$11,057,514	$6,227,963
Deemed distributions activity	(62,175)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - current year	—	676,616
Adjustment from contract value to fair value for fully benefit-responsive investment contracts - prior year	(676,616)	(599,755)
Net income per the Form 5500	$10,318,723	$6,304,824

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of Dec. 31, 2013

Description		Investment Type	Cost	Current Value

*	Vanguard Institutional Index Fund Plus Shares	Registered Investment Company	**	$44,554,268
*	Vanguard Prime Money Market Fund Institutional Shares	Registered Investment Company	**	17,375,723
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	**	16,795,932
*	PIMCO Total Return Fund: Institutional Class	Registered Investment Company	**	12,160,440
*	Vanguard Developed Markets Index Fund Admiral	Registered Investment Company	**	10,285,764
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Registered Investment Company	**	6,755,537
*	Vanguard Target Retirement 2020 Trust II	Collective Trust	**	5,250,109
*	Vanguard Target Retirement 2025 Trust II	Collective Trust	**	4,170,040
*	Vanguard Target Retirement 2015 Trust II	Collective Trust	**	2,726,199
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	**	2,009,134
*	VGI Brokerage Option	Vanguard Brokerage Option	**	1,832,630
*	Vanguard Target Retirement 2030 Trust II	Collective Trust	**	1,712,251
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	**	1,592,423
*	Vanguard Target Retirement 2035 Trust II	Collective Trust	**	1,310,942
*	Vanguard Target Retirement 2040 Trust II	Collective Trust	**	928,939
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Registered Investment Company	**	839,727
*	Vanguard Target Retirement 2010 Trust II	Collective Trust	**	815,134
*	Vanguard Target Retirement 2045 Trust II	Collective Trust	**	648,951
*	Plan's interest in Master Trust	Master Trust	**	522,235
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	**	463,657
*	Vanguard Emerging Markets Stock Index Fund: Signal Shares	Registered Investment Company	**	297,729
*	Vanguard Target Retirement 2050 Trust II	Collective Trust	**	265,423
*	Vanguard Target Retirement Income Trust II	Collective Trust	**	194,484
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Registered Investment Company	**	159,751
*	Vanguard Target Retirement 2055 Trust II	Collective Trust	**	90,237
*	Vanguard Target Retirement 2060 Trust II	Collective Trust	**	1,269
	TOTAL INVESTMENTS			$133,758,928
*	NOTES RECEIVABLE FROM PARTICIPANTS — Interest rates at 4.25%, maturing 2014-2023		**	$647,114
*	Denotes party-in-interest.
**	Historical cost is not required and is therefore omitted for participant-directed funds.

See accompanying Report of Independent Registered Public Accounting Firm.

Nuclear Management Company, LLC
NMC Savings and Retirement Plan
(EIN: 41-0448030) (Plan #012)

Form 5500, Schedule H, Part IV, Line 4j — Schedule of Reportable Transactions*
For the Year Ended Dec. 31, 2013

Identity of Party Involved	Description of Asset	Total Number of Purchases	Total Number of Sales	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Net Gain
(iii) Series of Transactions
The Vanguard Group	PIMCO Total Return Fund, Administrative Shares	184	N/A	$17,521,785	$—	$—	$17,521,785	$—
The Vanguard Group	PIMCO Total Return Fund, Institutional Shares	49	N/A	$12,863,103	$—	$—	$12,863,103	$—
The Vanguard Group	Vanguard 500 Index Fund Signal Shares	93	N/A	$34,725,567	$—	$—	$34,725,567	$—
The Vanguard Group	Vanguard 500 Index Fund Signal Shares	N/A	148	$—	$8,021,580	$7,400,392	$8,021,580	$621,188
The Vanguard Group	Vanguard Developed Markets Index Fund	105	N/A	$10,406,414	$—	$—	$10,406,414	$—
The Vanguard Group	Vanguard Developed Markets Index Fund Adm	42	N/A	$10,584,348	$—	$—	$10,584,348	$—
The Vanguard Group	Vanguard Institutional Index Fund Plus Shares	36	N/A	$42,319,360	$—	$—	$42,319,360	$—
The Vanguard Group	Vanguard Mid-Cap Index Fund: Institutional Plus	31	N/A	$6,978,297	$—	$—	$6,978,297	$—
The Vanguard Group	Vanguard Prime Money Market Institutional Shares	52	N/A	$19,305,740	$—	$—	$19,305,740	$—
The Vanguard Group	Vanguard Small-Cap Index Fund Signal Shares	148	N/A	$13,762,610	$—	$—	$13,762,610	$—
The Vanguard Group	Wells Fargo Stable Value Fund	N/A	136	$—	$7,982,422	$7,941,937	$7,982,422	$40,485

* Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2014.

NUCLEAR MANAGEMENT COMPANY, LLC
NMC SAVINGS AND RETIREMENT PLAN

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee